04015502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2003 (MM/DD/YY) AND ENDING March 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~C.R. Boggs Financial Services~~ Broggs CR Financial Services Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4401 Hazel Avenue #275
(No. and Street)

Fair Oaks CA 95628
(City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED JUN 02 2004 WASH. D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles R. Boggs (916) 961-7757
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Winter, V. Allen
(Name – *if individual, state last, first, middle name*)

1451 River Park Drive, Ste. 175 Sacramento CA 95815
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 09 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Charles R. Boggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.R. Boggs Financial Services, Inc., as of March 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BONNIE I. BERG
Comm. # 1301520
NOTARY PUBLIC - CALIFORNIA
Sacramento County
My Comm. Expires April 20, 2005

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

C. R. Boggs Financial Services, Inc.

Financial Statements

March 31, 2004 and 2003

Table of Contents

FOCUS WITH INTEGRITY FOR SUCCESS
V. ALLEN WINTER
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors and Shareholder of
C.R. Boggs Financial Services, Inc.

I have audited the accompanying balance sheet of C.R. Boggs Financial Services, Inc. as of March 31, 2004 and 2003 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management; my responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with generally accepted auditing standards which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. My audit included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

As described in Note 3, C.R. Boggs Financial Services, Inc. has certain related party transactions with other affiliated companies and individuals. Because of these relationships, it is possible that the terms of these transactions are not the same as those which would result from transactions among wholly unrelated parties.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.R. Boggs Financial Services, Inc. at March 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

V. Allen Winter, CPA
Sacramento, California
May 5, 2004

Suite 175, 1451 River Park Drive, Sacramento, California 95815 • 916 / 922-6655 • fax / 922-6896 • e-mail: allen@allenwinter.com

C.R. BOGGS FINANCIAL SERVICES, INC.
BALANCE SHEET
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
ASSETS		
Assets:		
Cash	$ 12,788	$ 17,900
Furniture and equipment, net	0	0
Investment - NASDQ	3,300	3,300
Advance - C.Boggs, Inc.	40,293	36,838
Total Assets	$ 56,381	$ 58,038
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities:		
Accounts payable and accrued expenses	$ 0	$ 0
Accrued Federal Income Taxes	0	877
Total liabilities	0	877
Stockholder's Equity:		
Common stock, no par value, 1,000,000 shares authorized; 10,000 shares issued and outstanding	10,000	10,000
Retained earnings	46,381	47,161
Total stockholder's equity	56,381	57,161
Total Liabilities & Stockholder's Equity	$ 56,381	$ 58,038

See accompanying notes to financial statements.

C.R. BOGGS FINANCIAL SERVICES, INC.
STATEMENT OF INCOME
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
Revenues:		
Securities commissions	$ 4,917	$36,041
Interest	3,667	3,870
	8,584	39,911
Expenses:		
Sales commissions	0	25,751
General and administrative	8,641	14,899
	8,641	40,650
Income (Loss) before taxes	(57)	(739)
Provision for income taxes	723	800
Net income (loss)	$ (780)	$ 1,539

See accompanying notes to financial statements.

C. R. BOGGS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	Capital Stock	Retained Earnings	Total
Balance March 31, 2002	$ 10,000	$ 48,700	$ 58,700
Net loss for year ended March 31, 2003		(1,539)	(1,539)
Balance March 31, 2003	$ 10,000	$ 47,161	$ 57,161
Net loss for year ended March 31, 2004		(780)	(780)
Balance March 31, 2004	$ 10,000	$ 46,381	$ 56,381

See accompanying notes to financial statements.

C.R. BOGGS FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED MARCH 31, 2004 AND 2003

	2004	2003
Cash flows from operating activities		
Net (loss) income	$ (780)	$ (1,539)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in interest receivable	0	320
(Increase) Decrease in prepaid expense	0	0
Increase (decrease in accounts payable, income taxes payable and accrued expenses	(877)	125
Net cash (used) provided by operating activities	(1,657)	(1,094)
Cash flows from investing activities - Decrease (Increase) in advances to C. Boggs, Inc.	(3,455)	2,351
Net (decrease) increase in cash	(5,112)	1,257
Cash, beginning of period	17,900	16,643
Cash, end of period	$ 12,788	$ 17,900

See accompanying notes to financial statements.

C.R. BOGGS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

C.R. Boggs Financial Services, Inc. (the Company) was incorporated in May 1985 and is wholly owned by Charles R. Boggs (the Stockholder). The Company markets financial products, primarily through private offerings of limited partnership interests.

Revenue Recognition

The Company's revenues consist of commissions earned from the marketing of private offerings of limited partnership interests. The commissions are generally based on a percentage of the capital raised in the private offering in accordance with the specified terms of the individual private offering memoranda. Additionally, the Company sells financial products sold in the open market for which it receives commissions.

Furniture and Equipment

Furniture and equipment are stated at cost. Maintenance and repair costs are expensed as incurred; major renewals or betterments are capitalized and depreciated over the remaining useful life of the related asset. Depreciation is computed using the straight line method over useful lives of five to seven years. Upon sale or retirement of furniture and equipment, the related cost and accumulated depreciation are removed from the respective accounts and the resulting gain or loss included in current operations.

Income Taxes

The Company provides for deferred taxes, when necessary, under the liability method. Changes in tax rates and laws are reflected in income in the period such changes are enacted.

NOTE 2 - ADVANCES TO STOCKHOLDER AND C. BOGGS, INC.

The sole stockholder and a related entity, C. Boggs, Inc. borrow from the Company periodically and are repayable at the stockholder's option.

NOTE 3 - RELATED PARTY TRANSACTIONS

C. Boggs, Inc.

Charles R. Boggs is the sole stockholder of C. Boggs, Inc. The Company and C. Boggs, Inc. share office space, certain equipment and employees. These costs are shared by the companies in accordance with an informal cost sharing agreement established by the Stockholder, $-0- and $6,000 was paid to C. Boggs, Inc. for such costs during the years ended March 31, 2004 and 2003, respectively.

Charles R. Boggs

Charles R. Boggs is a limited and general partner in various partnerships. The Company receives commission revenue from the sale of limited partner interests in these partnerships. This commission revenue amounted to -0- and –0- during the year ended March 31, 2004 and 2003, respectively.

NOTE 4 - FURNITURE AND EQUIPMENT

Furniture and equipment at March 31, 2004 and 2003 is comprised of:

	2004	2003
Furniture	$ 8,480	$ 8,480
Equipment	15,696	15,696
	24,176	24,176
Less - Accumulated depreciation	24,176	24,176
	$ -0-	$ -0-

NOTE 5 - INCOME TAXES

The components of the provision for income taxes are as follows:

	2004	2003
Federal - current	$ (77)	$ -0-
State	800	800
	$ 723	$ 800

Deferred income taxes is related primarily to difference in the timing of the deduction for depreciation on furniture and equipment.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's (the SEC) Uniform net Capital Rule (rule 15c3-1) which requires maintenance of minimum net capital and also requires that the ratio of aggregate indebtedness to net capital (as defined) shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $12,788 which was in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was .000 to 1 which is within the requirements of the SEC's rule.

At March 31, 2004, the Company did not hold customer funds, nor did it hold such funds at any time during the year then ended. Accordingly, management believes the Company is exempt from the special reserve requirements for brokers and dealers imposed by Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 7 – CONTINGENCIES

The company is named in various lawsuits, which management believes to be without merit. These lawsuits result primarily from the decline in the real estate market subsequent to the 1986 Tax Reform Act.

SCHEDULE 1

C.R. BOGGS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
MARCH 31, 2004 AND 2003

	2004	2003
Computation of net capital		
Stockholder's equity	$ 56,381	$ 57,161
Deduct non-allowable assets:		
Advances to stockholder	40,293	36,838
Securities	3,300	3,300
Net Capital	$ 12,788	$ 17,023
Total aggregate indebtedness	$ -0-	$ 877
Minimum net capital required (total, aggregate indebtedness multiplied by 6.67%)	$ -0-	$ 58
Minimum dollar net capital requirement	$ 5,000	$ 5,000
Net capital requirements	$ 5,000	$ 5,000
Excess net capital	$ 7,788	$ 12,023
Percentage of aggregate indebtedness to net capital	N/A	5.15%

C. R. BOGGS FINANCIAL SERVICES, INC.
RECONCILIATION OF SUPPLEMENTARY SCHEDULE 1 OF COMPUTATION UNDER RULE 15c3-1

	March 31 2004	March 31 2003
Reconciliation of net capital:		
As previously reported (Focus Report Part IIA)	$ 16,089	$ 21,200
Adjustments to net capital:		
Rounding	(1)	-0-
Increase in prepaid expense	-0-	-0-
Non-qualifying securities	(3,300)	(3,300)
(Increase) Decrease in income taxes payable	-0-	(877)
Net capital as reported herein	$ 12,788	$ 17,023
Reconciliation of aggregate indebtedness:		
As previously reported (Focus Report Part IIA)	$ -0-	$ -0-
Adjustments to aggregate indebtedness:		
Increase in income taxes payable	-0-	877
Aggregate indebtedness as reported herein	$ -0-	$ 877

FOCUS WITH INTEGRITY FOR SUCCESS
V. ALLEN WINTER
CERTIFIED PUBLIC ACCOUNTANT

REPORT OF INTERNAL ACCOUNTING CONTROL

To the Board of Directors and Shareholder of
C. R. Boggs Financial Services, Inc.

I have audited the financial statements of C. R. Boggs Financial Services, Inc. for the twelve months ended March 31, 2004, and have issued my report thereon dated May 5, 2004. As part of my audit I made a study and evaluation of the company's system of internal accounting control to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study and evaluation was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the company's financial statements. My study and evaluation was more limited than would be necessary to express an opinion on the system of internal accounting control taken as a whole.

The management of C. R. Boggs Financial Services, Inc. is responsible for establishing and maintaining a system of internal accounting control. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures. The objectives of a system are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any system of internal accounting control, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the system to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the degree of compliance with procedures may deteriorate.

My study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, I do not express an opinion on the system of internal accounting control of C. R. Boggs Financial Services, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

This report is intended solely for the use of management and should not be used for any other purpose.

V. Allen Winter, CPA
Sacramento, California
May 5, 2004

Suite 175, 1451 River Park Drive, Sacramento, California 95815 • 916 / 922-6655 • fax / 922-6896 • e-mail: allen@allenwinter.com